Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 15, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement of Advanced Series Trust on Form N-14:
File Nos. 333-263612 and 811-05186

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on April 12, 2022(1). The Staff’s comments relate to the Registrant’s registration statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on March 16, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Jennison Large-Cap Growth Portfolio, AST Loomis Sayles Large-Cap Growth Portfolio, and AST MFS Growth Portfolio (each a Target Portfolio and collectively, the Target Portfolios), each a series of the Registrant, scheduled to be held on May 31, 2022.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Prospectus/Proxy Statement being filed with the Commission on behalf of the Target Portfolios pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.                                      Comment: Please confirm that the meeting, which will be conducted solely by means of remote communication, complies with Staff guidance on “virtual” shareholder meetings.

Response: The Registrant confirms that the meeting will be held in conformance with Staff guidance.

2.                                      Comment: Please confirm the pagination of the proxy.

Response: The Registrant has revised the pagination.

3.                                      Comment: In the “Dear Contract Owner” letter and where applicable, please revise singular references to “Target Portfolio” to be plural, including revising references to “the”Target Portfolio to “each” Target Portfolio.

(1)  The Staff indicated that the comments herein include comments from both the Division of Investment Management and the Office of the Chief Accountant.

Response: The Registrant has revised the disclosure.

4.                                      Comment: With regard to the fifth bullet in the “Dear Contract Owner” letter, please break out the annualized estimated Target Portfolio shareholder savings from the Reorganizations, by each Portfolio (not cumulative).

Response: The Registrant has revised the disclosure.

5.                                      Comment: With regard to the last bullet in the “Dear Contract Owner” letter, please the remove reference to pro forma composite hypothetical performance of the Combined Portfolio.

Response: The Registrant has removed the last bullet.

6.                                      Comment: In response to Question 3 of the Prospectus/Proxy Statement, please provide a comparison of management fees, both gross and net for each Target Portfolio.

Response: The Registrant has revised the disclosure.

7.                                      Comment: In response to Question 3 of the Prospectus/Proxy Statement, please revise to clarify that it is expected that the total net operating expense ratio of the Combined Portfolio will be lower than the total net operating expense ratio of the Target Portfolios through June 30, 2023 and that shareholders of the Target Portfolios will see a reduction in the operating expenses that they pay for that period. Please also add a sentence stating that after that period, operating expenses could increase.

Response: The Registrant has revised the disclosure.

8.                                      Comment: In response to Question 4 of the Prospectus/Proxy Statement, please revise the second and third bullets to show data points for each Target Portfolio.

Response: The Registrant has revised the disclosure.

9.                                      Comment: In response to Question 5 of the Prospectus/Proxy Statement, with respect to the statement regarding the amount of securities of the Target Portfolios that will be sold in connection with the Reorganization and Repositioning, please include a cross reference to a more detailed discussion of the Repositionings in the Prospectus/Proxy Statement.

Response: The Registrant has added a cross-reference in the disclosure.

10.                               Comment: In response to Question 7 of the Prospectus/Proxy Statement, with respect to the statement that transaction costs, including spreads and brokerage commissions, will be paid by the transacting portfolio, clarify what is meant by “transacting portfolio.”

Response: The Registrant has revised the disclosure.

11.                               Comment: In response to Question 13 of the Prospectus/Proxy Statement, please confirm notice of proxy materials will be posted online.

Response: The Registrant confirms that notice of proxy materials will be posted online.

12.                               Comment: On page 13 of the Prospectus/Proxy Statement, please confirm that the Registrant does not intend to incorporate by reference the Prospectus and Statement of Additional Information of each Target Portfolio.

Response: The Registrant confirms that it does not intend to incorporate by reference the Prospectus and Statement of Additional Information of each Target Portfolio.

13.                               Comment: In the section “AST Jennison Large-Cap Growth Portfolio Summary,” please revise the first sentence of the first paragraph under “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios” to clarify that it is the Jennison Portfolio’s investment objective not the Acquiring Portfolio’s.

Response: The Registrant has revised the disclosure.

14.                               Comment: In the section “AST Jennison Large-Cap Growth Portfolio Summary,” the disclosure in the third paragraph under “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios” states that effective on or about the effective date of the Reorganization, the Acquiring Portfolio’s principal investment strategies will be revised to reflect the principal investment strategies of the Combined Portfolio “as set forth below”; please specify where it is set forth below.

Response: Registrant has removed such reference because the following sentence notes that the principal investment strategies of the Combined Portfolio are substantially similar to the principal investment strategies of the Acquiring Portfolio.

15.                               Comment: In the section “AST Jennison Large-Cap Growth Portfolio Summary,” please revise the last sentence of the second paragraph under “Comparison of Investment Management Fees and Total Fund operating Expenses” to read: This means that the Jennison Portfolio shareholders ~~will~~ may benefit from a reduced total net operating expense ratio. Please make this corresponding change in other parts of the Prospectus/Proxy Statement.

Response: The Registrant has revised the disclosure.

16.                               Comment: In the section “AST Jennison Large-Cap Growth Portfolio Summary,” please add disclosure to the “Annual Portfolio Operating Expenses” table stating that waivers will not be subject to recoupment after the Reorganization or, if waivers may be recouped, disclose more details in a footnote. Please make corresponding changes in subsequent tables in the Prospectus/Proxy Statement.

Response: The Registrant has revised the disclosure.

17.                               Comment: In the section “AST Jennison Large-Cap Growth Portfolio Summary,” please revise the disclosure under the heading “Expense Examples” to read: Although your actual costs may be higher or lower, whether or not you hold or redeem, your shares, based on these assumptions your costs would be:”

Response: The Registrant has revised the disclosure.

18.                               Comment: In the section “AST MFS Growth Portfolio Summary,” the third paragraph under “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios” the

disclosure states that effective on or about the effective date of the Reorganization, the Acquiring Portfolio’s principal investment strategies will be revised to reflect the principal investment strategies of the Combined Portfolio “as set forth below”; please specify where it is set forth below.

Response: Registrant has removed such reference because the following sentence notes that the principal investment strategies of the Combined Portfolio are substantially similar to the principal investment strategies of the Acquiring Portfolio.

19.                               Comment: In the section “Combined Portfolio Summary,” the fourth paragraph states: “The Target Portfolios and the Acquiring Portfolio have the same distribution and purchase procedures and exchange rights, and redemption procedures.” Please add this sentence in the questions and answers included in the section “Important Information to Help You Understand and Vote on the Proposals.”

Response: The Registrant has revised the disclosure.

20.                               Comment: In the section “Combined Portfolio Summary,” please revise the disclosure in the second paragraph under “Comparison of Investment Management Fees and Total Fund Operating Expenses” to read: This means that the Target Portfolio shareholders ~~will~~ may benefit from a reduced total net operating expense ratio, through June 30, 2023. Thereafter, the total net operating expense ratio of the Combined Portfolio could increase.

Response: The Registrant has revised the disclosure.

21.                               Comment: The disclosure included in the section “Information About The Reorganizations” should be a summary of Board considerations that is fair and balanced showing the pros and cons to the Reorganizations. Please revise disclosure to identify all factors, with pros and cons, considered by the Board. Please also revise the last two bullet points per the comment above regarding (i) breaking out the annualized estimated Target Portfolio shareholder savings by each Target Portfolio and (ii) removing the reference to the pro forma composite hypothetical performance of the Combined Portfolio.

Response: The Registrant has revised the bullet points referenced in the Staff’s comments. The Registrant also considered the initial portion of the Staff’s comment and respectfully declines to make any changes as the Registrant believes the disclosure includes in reasonable detail the material factors considered by the Board and the Board’s conclusions thereto in satisfaction of Item 22(c)(11) of Schedule 14A.

22.                               Comment: In the section “Information About The Reorganizations” when detailing what the Manager provided and Board considered in the fourth paragraph under “Reasons for the Reorganizations”, please add disclosure explaining rationale why approximately 25% of the securities of the Target Portfolios will be sold in connection with the Reorganization and Repositioning.

Response: The Registrant has revised the disclosure added additional disclosure to this section of the Prospectus/Proxy Statement.

23.                               Comment: In the section “Information About The Reorganizations” please revise the following sentence in the second paragraph under “Closing of the Reorganizations” as such: As a result, shareholders of the Target Portfolios will beneficially own shares of the Acquiring Portfolio that, as of the date of the exchange, have an aggregate net asset value equal to ~~the dollar value of~~ the assets delivered to the Target Portfolios.

Response: The Registrant has revised the disclosure.

24.                               Comment: In the Statement of Additional Information, to the Prospectus /Proxy Statement, please confirm the first hyperlink on the cover is properly linked to the referenced SEC filing.

Response: The Registrant has corrected the hyperlink so that it properly links to the referenced SEC filing.

25.                               Comment: In the second paragraph under “Supplemental Financial Information” the disclosure states that “[a]s part of the Reorganization, the Acquiring Portfolio does not plan to reposition the Target Portfolios following the Reorganization, because the Portfolios have substantially similar investment objectives and substantially similar strategies and policies.” Please reconcile this statement with previous disclosure that states that 25% of the securities of the target Portfolios will be sold in connection with the Reorganization and Repositioning.

Response: The Acquiring Portfolio is currently managed by one subadviser. If the Reorganizations are approved, the Combined Portfolio will be managed by several subadvisers under a multi-manager structure. Portfolio sales and purchases after the Reorganizations will depend on portfolio composition, market conditions and other factors at the time of the Reorganizations, and will be at the discretion of the Combined Portfolio’s subadvisers. The Manager coordinated with the subadvisers to the Combined Portfolio to arrive at the estimated portion of the Target Portfolios’ securities that are expected to be sold in connection with the Reorganizations. The Registrant has revised the disclosure.

26.                               Comment: Please confirm whether the management fee waiver/expense reimbursement arrangements for the Acquiring Portfolio and the Target Portfolios through June 30, 2023 have been previously filed with the SEC.

Response: The Registrant confirms that the management fee waiver/expense reimbursement arrangements for the Portfolios have been previously filed with the SEC.  The Registrant also confirms that the management fee waiver/expense reimbursement arrangements for the Combined Portfolio will be filed with the SEC in normal course after the Reorganizations.

*    *    *

Please contact the undersigned at (862) 302-9412 with any questions.

Sincerely yours,

/s/ Debra Rubano
Debra Rubano
Assistant Secretary
Advanced Series Trust